[Sutherland Asbill & Brennan LLP]

Via EDGAR Transmission

December 4, 2009

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Teucrium Commodity Trust; File No. 333-162033

Dear Mr. Kluck:

This letter responds to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission by your letter dated October 20, 2009 with respect to the above-referenced Registration Statement. This letter accompanies Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment is intended to include disclosure responsive to the Staff’s comments. In addition, the Amendment reflects certain editorial, clarifying and other similar revisions to the disclosure in the Registration Statement, including revisions to disclose certain information that was not available at the time the Registration Statement was filed. Audited financial statements for the Teucrium Corn Fund and its Sponsor, Teucrium Trading, LLC, will be included as part of a subsequent pre-effective amendment.

For ease of reference, each of the Staff’s comments are repeated below, followed by the Registrant’s responses. Capitalized terms have the same meaning as in the Amendment.

General

1.           Comment:

We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

Response:

The registration statement was filed with the National Futures Association for its review on October 30, 2009.

Mr. Tom Kluck
December 4, 2009

2.           Comment:

Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all sales materials proposed to be transmitted to prospective investors, orally or in writing. Please also submit information planned for inclusion on your website. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.

Response:

As a preliminary matter, the Registrant notes that, as a Delaware statutory trust, it is not subject to the requirements of Industry Guide 5, which applies to offerings by real estate limited partnerships, but has also been extended by the staff to cover offerings by other limited partnerships and blind pool offerings by real estate investment trusts, or REITs. As a result, the requirements under Item 19 of Industry Guide 5, as well as requirements under other sections of Industry Guide 5, do not apply to the proposed offering by the Registrant. Nonetheless, Registrant will submit to the Staff for review prior to use any sales materials intended to be distributed prior to the effective date of the registration statement, aside from material that is provided to prospective Authorized Purchasers in connection with their becoming Authorized Purchasers and that is not expected to be used in connection with offering the Fund to investors. In this regard, we note that, in our recent telephone conversation, you stated that the Staff was only seeking to review sales material that would be used prior to the effective date of the Registration Statement.

3.           Comment:

We note that you do not expect to terminate this offering until all of the registered shares have been sold; however, please note that Item 501(b)(8) of Regulation S-K requires you to clearly disclose when the offering will end. Please revise. Refer to Rule 415 of Regulation C.

Response:

The disclosure has been revised to state that the offering “will end” when all of the Shares are sold, and that, consistent with Rule 415(a)(2), such end date is expected to be within two years of the date of the prospectus (i.e., two years of the effective date). A specific ending date is not knowable in advance, however, and therefore has not been disclosed, and we respectfully submit in this regard that Item 501(b)(8) of Regulation S-K should be read in conjunction with the “reasonably expected” standard of Rule 415(a)(2) of Regulation C so as to not require disclosure of a specified date beyond which the offering could not continue.

4.           Comment:

We note that you were formed in September 2009. Please revise your disclosure to clearly identify, if true, that your sponsor is your only promoter. Please also provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoter as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C.

Mr. Tom Kluck
December 4, 2009

Response:

The prospectus has been revised under “The Offering –The Sponsor” to indicate that the Trust has no promoters other than the Sponsor, and that the Sponsor receives no compensation from the Fund other than its Sponsor’s fee of 1.00% of the Fund’s net assets annually.

Front Cover Page of the Prospectus

5.           Comment:

Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.

Response:

The cover page disclosure has been condensed onto one page through formatting changes, and without deleting any content.

Prospectus Summary

Overview of the Fund, page 1

6.           Comment:

We note that you may invest in corn-based products other than the three corn futures contacts comprising your benchmark. Please revise your disclosure under this subheading to explain in greater detail how investment in “Other Corn Interests” satisfies your stated objective for NAV to reflect the weighted average of your benchmark contracts. Include in such discussion additional disclosure to explain the correlation between these other types of futures contracts. Please also disclose whether there are any limits on your ability to invest in “Other Corn Interests.”

Response:

The Other Corn Interests to which the Fund’s assets may be subject may include forward contracts, swaps and other over-the-counter contracts. Such over-the-counter contracts can generally be structured as the parties to the contract desire, so a Fund could enter into multiple over-the-counter contracts designed to replicate the performance of each of the three Benchmark Component Futures Contracts, or a single over-the-counter contract designed to replicate the performance of the Benchmark as a whole. Assuming that there is no default by a counterparty to such an over-the-counter contract, the performance of the contract will therefore correlate exactly with the performance of the Benchmark or the applicable Benchmark Component Futures Contract. The Fund might also for various reasons enter into or hold Corn Futures Contracts other than the Benchmark Component Futures Contracts and Other Corn Interests that would not be expected to precisely track the performance of the Benchmark, provided that such investments are not expected to cause material deviation between the Fund’s performance and that of the Benchmark. Such reasons could include to facilitate effective trading for the Fund, consistent with the discussion of the Fund’s “roll” strategy in the prospectus. There are no limits on the Fund’s ability to enter into Other Corn Interests. Disclosure to the above affect is included under “Overview of the Fund” and under “Operation of the Fund” in the prospectus included as part of the Amendment.

Mr. Tom Kluck
December 4, 2009

7.           Comment:

We note your statement on page 4 that your redemption baskets are expected to be worth “millions of dollars.” Please describe to us in detail your basis for this belief. Please note that this comment applies to all unsupported statements throughout your prospectus.

Response:

The Prospectus disclosure has been revised to address what we understand to be the Staff’s concerns regarding the inappropriate tone and implications of the prior phraseology.

Breakeven Analysis, page 8

8.           Comment:

Revise your disclosure under the subheading to explain why you have assumed an initial investment per share of $50 in section when you have proposed a maximum offering price per share of $25 on the cover of the registration statement.

Response:

The reference to $50.00 in the text preceding the breakeven table was an error, and has been changed to $25.00. (The breakeven table itself did and continues to reflect a per Share price of $25.00.)

The Offering

Operation of the Fund, page 39

9.           Comment:

Please revise to discuss in greater detail whether your sponsor exercises any discretion in connection with its technical trading program to have NAV reflect the stated weighted average of the benchmark contracts. Please also clarify under this subheading that your sponsor does not plan to employ an independent trading advisor.

Response:

Disclosure has been included in the prospectus filed as part of the Amendment in response to comment #6 above that helps to elucidate the scope of the discretion possessed by the Sponsor. In addition, the revised prospectus includes a statement to the effect that the Sponsor exercises substantial discretion in connection with the management of the Fund under “Operation of the Fund.” Furthermore, we note that prospectus has stated and continues to state that a “technical trading program” is not used. While the prospectus states that the Sponsor’s strategy is “quantitative in nature,” we do not believe that this suggests that such strategy is entirely formulaic.

Mr. Tom Kluck
December 4, 2009

As requested, the prospectus in the Amendment includes under “Operation of the Fund” a statement to the effect that the Sponsor does not currently intend to retain a third-party commodity trading advisor. (Previously, such a statement was included in other sections of the prospectus, but not under “Operation of the Fund.”)

Benchmark Performance, page 46

10.         Comment:

With regard to the data from the CME Group, please advise:

•	that you confirmed that the data reflects the most recent available information;
•	whether the data is publicly available; and
•	whether you paid for the compilation of the data.

Response:

The CME Group data was the most recent available information at the time the Registration Statement was filed. The data will be updated by subsequent pre-effective amendment so that its end date will be nearer to the effective date of the Registration Statement. The data was obtained by request to the CME Group, and no consideration was paid for the compilation of the data. While the chart itself has not otherwise been published by the CME Group, the chart was prepared based on publicly available data on the prices of Corn Futures Contracts.

Plan of Distribution

Marketing Agents and Authorized Purchasers

11.         Comment:

Please identify all authorized participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

Response:

At this time, the Registrant does not know of any entity other than Kellogg Capital Group LLC, who is expected to be the Authorized Purchaser of the Fund’s first Creation Basket(s) and is reflected in the Amendment as such, that will participate in the initial offering as an Authorized Purchaser. To the extent any other Authorized Purchaser is known to the Registrant as of the time of effectiveness, the identity of such Authorized Purchaser will be included in the prospectus at that time.

12.         Comment:

We note your disclosure under this subheading that your authorized purchasers may be deemed statutory underwriters. Please revise your disclosure under this subheading to clarify that any difference between the purchase price paid by the IAP and the unit price received in the secondary market may be deemed underwriting compensation.

Mr. Tom Kluck
December 4, 2009

Response:

Such disclosure had been included under the subheading in the prospectus filed as part of the Registration Statement. In response to the Staff’s comment, such disclosure has been moved closer to the disclosure regarding authorized purchasers being deemed statutory underwriters that is referenced in the Staff’s comment.

The Sponsor Has Conflicts of Interest, page 70

13.         Comment:

We note your disclosure in this section that the sponsor’s principals, officers and employees do not devote their time exclusively to you. Please revise your narrative to disclose the amount of time you anticipate they will devote to you and whether they are also involved in the management of other programs.

Response:

The conflicts of interest discussion has been revised to include additional disclosure responsive to the Staff’s comment. Among other matters, the Amendment references provisions of the Sponsor’s organizational document that require certain principals of the Sponsor to devote appropriate amounts of time to the management of the Sponsor.

Part II

Information Not Required in the Prospectus

Item 15, Recent Sales of Unregistered Securities, page 2

14.         Comment:

We note your disclosure that you sold four units of your shares to your sponsor on September 11, 2009 for a purchase price of $100. Please disclose the exemption from registration and the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Response:

The Shares were sold in a private offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. The response to Item 15 of Part II has been revised accordingly.

Mr. Tom Kluck
December 4, 2009

Item 16, Exhibits and Financial Statement Schedules, page 2

15.         Comment:

We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response:

Certain exhibits are included in the Amendment, and others will be provided by subsequent pre-effective amendment. Draft legal and tax opinions are included in the Amendment.

16.         Comment:

Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Response:

Certain agreements govern the Fund’s operations and are therefore not expected to be executed until very shortly before the commencement of such operations (i.e., upon effectiveness of the Registration Statement). Consistent with the requirements of Instruction 1 to Item 601(a) of Regulation S-K, exhibits filed as “forms of” will be re-filed if there are material differences between the “form of” agreement and the executed agreement, and “form of” agreements will not be incorporated by reference in any subsequent filing under any Act administered by the Commission.

Signatures, page 5

17.         Comment:

Please revise to include all signatures in accordance with the guidance set forth in Form S-1, including your principal financial officer and controller or principal accounting officer.  Please note that if a signatory occupies more than one position, you should indicate each capacity in which he or she signs the registration statement.

Response:

The signature page in the amendment specifically identifies the persons who serve as principal executive officer, principal financial officer and principal accounting officer.  It should be noted in this regard that the Trust and the Fund have no officers, and a person who serves in a particular capacity for the Sponsor is deemed to serve in the same capacity as to the Trust and the Fund.

*  *  *  *  *

Mr. Tom Kluck
December 4, 2009

The requested acknowledgements regarding the effect of the Staff declaring the Registration Statement effective will be provided in connection with a subsequent pre-effective amendment.  Please contact me at (202) 383-0590 or Eric Freed at (212) 389-5055 with any questions or comments you may have concerning this letter or the Amendment.

Sincerely,

/s/ W. Thomas Conner
W. Thomas Conner

cc:	Sal Gilbertie
Dale Riker
Carl N. Miller III
Eric C. Freed